               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 11-K

     FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
       AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934




[Mark One]
[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT
       OF 1934 [FEE REQUIRED]

            For the fiscal year ended November 30, 1994.

                               OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES
       EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            For the transition period from -------- to -----------.

       Commission file number: 1-10157.


                         L.A. GEAR, INC.
                   EMPLOYEE STOCK SAVINGS PLAN
         (Full title of the plan; address is the same as
                 that of the issuer named below)


                         L.A. GEAR, INC.
                    2850 Ocean Park Boulevard
                 Santa Monica, California  90405
     (Name of issuer of securities held pursuant to the plan and the address of its principal executive office)

     Required Information: Financial Statements and Exhibits

(a) Financial Statements and Supplementary Schedules
								 Page #
    ------------------------------------------------             ------

    Report of Independent Accountants............................ F-1

    Financial Statements
    --------------------

    Statement of Assets Available for Plan Benefits -
       November 30, 1994 and 1993................................ F-2

    Statement of Changes in Assets Available for Plan Benefits -
       Year ended November 30, 1994.............................. F-3

    Note to Financial Statements................................. F-4 to F-8


    Supplementary Schedules*
    -----------------------

    Item 27A-Form 5500:
       Investments Held at November 30, 1994 (Schedule I)........ F-9

    Item 27D-Form 5500:
       Transactions or Series of Transactions in Excess of 5%
       of the Current Value of Plan Assets for the year ended
       November 30, 1994 (Schedule V)............................ F-10


    * All other schedules required by the Department of Labor
      Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and not included herein have been omitted because they are not applicable, or because the required information has been included in the notes to the financial statements.


(b) Exhibits
    --------
    Consent of Price Waterhouse LLP, Independent Accountants is included in the Registration Statement on Form S-8 of L.A. Gear, Inc. dated November 15, 1995, as Exhibit No. 23 filed contemporaneously herewith.

                            Signature


     Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Plan Committee of L.A. Gear, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            L.A. GEAR, INC. EMPLOYEE
                                            STOCK SAVINGS PLAN



                                            By: /s/ Victor J. Trippetti
                                                -----------------------
                                                Victor J. Trippetti
                                                Member, 401(k) Plan Committee

                REPORT OF INDEPENDENT ACCOUNTANTS
                ---------------------------------


To the Participants and Advisory Committee of the L.A. Gear, Inc. Employee Stock Savings Plan

In our opinion, the accompanying Statement of Assets Available for Plan Benefits and the related Statement of Changes in Assets Available for Plan Benefits present fairly, in all material respects, the assets available for plan benefits of the L.A. Gear, Inc. Employee Stock Savings Plan at November 30, 1994 and 1993, and the changes in assets available for plan benefits for the year ended November 30, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and V is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ Price Waterhouse LLP
------------------------
Price Waterhouse LLP
Los Angeles, California
November 13, 1995

                         L.A. GEAR, INC.
                   EMPLOYEE STOCK SAVINGS PLAN

         STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS




                                                  November 30,
                                                ----------------
                                                1994        1993
                                                ----        ----
Investments at fair value:
 Sweep Account                               $  48,200    $ 27,091
 Money Market Fund                             420,905     402,429
 Asset Allocation Fund                         993,745     766,498
 Bond Index Fund                               501,221     536,642
 Growth Stock Fund                             922,872     630,156
 S&P 500 Stock Fund                            757,560     681,359
 L.A. Gear, Inc. Common Stock                  487,804     689,015
 Participant Loans                             231,162     142,720
                                             ---------    ----------

      Total investments                      4,363,469    3,875,910
                                             ---------    ---------

Employer contributions receivable              397,240     399,070
Employee contributions receivable                    -      53,792
                                             ---------    ---------

                                               397,240     452,862
                                             ---------    ---------


      Assets available for Plan benefits     $4,760,709   $4,328,772
                                             ==========   ==========


The accompanying notes are an integral part of the financial state ments.

                         L.A. GEAR, INC.
                   EMPLOYEE STOCK SAVINGS PLAN

    STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
    ----------------------------------------------------------
                                                    Year Ended
                                                 November 30, 1994
                                                 -----------------
Additions to assets attributed to:

 Contributions:
   Participants                                   $1,411,023
   Employer                                          397,240
   Rollovers                                          69,676
                                                  ------------

                                                   1,877,939
                                                  ------------

Investment (loss) income:
   Net depreciation in fair value
     of investments                                 (494,486)
   Interest and dividend income                       32,241
                                                  ------------

                                                    (462,245)
                                                  ------------

        Total sources of assets                    1,415,694
                                                  ------------

Deductions from assets attributed to:

 Benefits and Expenses:
   Benefits paid to participants                     980,922
   Administrative expenses                             2,835
                                                  ------------

        Total application of assets                  983,757
                                                  ------------

Increase in assets available for Plan benefits       431,937
Assets available for Plan benefits:
 Beginning of year                                 4,328,772
                                                  ------------
 End of year                                      $4,760,709
                                                  ============

The accompanying notes are an integral part of the financial statements.

                         L.A. GEAR, INC.
                   EMPLOYEE STOCK SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------


NOTE 1 - GENERAL DESCRIPTION OF THE PLAN:
-----------------------------------------

The L.A. Gear Inc. Employee Stock Savings Plan (the Plan) became effective December 1, 1985 and was amended and restated effective August 1, 1993 to conform to current law. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution plan sponsored by L.A. Gear, Inc. (the Company), and also functions as an employee stock savings plan under Section 4975(e) of the Internal Revenue Code (the Code). The Plan covers all qualified employees, as defined by the Plan, provided they have completed at least three months of service and are 21 years of age or older. Plan participants should refer to the Plan agreement for more complete information.

Administrative Fees
-------------------

Substantially all costs and expenses of administering the Plan are paid by the Company.

Contributions
-------------

Participants in the Plan may contribute, on a tax-deferred basis, from 1% to 17% of their compensation, up to a maximum annual contribution as defined by the Plan. Alternatively, participants may elect to make after-tax contributions to the Plan in an amount which does not exceed 10% of the limits as prescribed by the Plan. Participants may change their deferral percentage and/or after-tax contribution election as of any date but only once in any three-month period. The Company may make contributions to the Plan in an amount determined by the Board of Directors of the Company, acting at its sole discretion. In 1994 and 1993, all Company contributions were made in L.A. Gear, Inc. common stock. Total annual additions to a participant's account may not exceed the lesser of $30,000 or 25% of the participant's taxable compensation.

Participants are 100% vested in their deferred compensation and rollover contribution accounts, and become vested in Company contributions as follows: 20% vested after one year of service under the plan, 40% vested after two years, 60% vested after three years, 80% vested after four years and 100% vested after five years, or upon death, disability or attainment of age 65. Any amount forfeited by an employee terminating the Plan before he/she is fully vested remains in the Plan and is applied toward the funding of employer contributions in future Plan years. There were approximately $52,600 and $64,900 in forfeitures at November 30, 1994 and 1993, respectively, which would be or were utilized to reduce Company contributions.

------

Investments
-----------

Effective August 1, 1993, the Plan was amended to allow participants to direct contributions among the available investment funds administered by Wells Fargo Bank.

Participant Account Balances
----------------------------

Separate accounts are maintained for each participant's deferred compensation, rollover and Company contribution balances.
Earnings of the Plan are allocated to the participant accounts according to the ratio that a participant's account balance bears to the total of all participant account balances. Company matching contributions are allocated based on participant deferrals.

Benefits
--------

Upon normal retirement at age 65, early retirement at age 55 (with 10 years of service), disability, death or certain hardship cases, participants or their beneficiaries are entitled to receive their vested balances in either a lump sum distribution or in installments. Pursuant to Plan provisions, participants may request loans secured by their account balances up to fifty percent of their vested balance in the Plan.

Plan Termination
----------------

Although the Company has not expressed any intent to terminate the Plan, the Company has the right to do so at any time. Upon
Plan termination, participants automatically become 100% vested in Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------------

Basis of Presentation
---------------------

The accompanying financial statements were prepared on the accrual basis of accounting.

Investments
-----------

As of November 30, 1994, the Plan participated in five collective trust funds managed by Wells Fargo Bank.

The investment in each investment fund is maintained in shares. The trustee determines the share values of each investment fund as of each trade date. To the extent an investment fund is composed of collective investment funds of the trustee, the net asset and share values are determined in accordance with the rules governing the collective investment funds. The net asset value of each investment fund is based on the fair market value of its underlying assets.

------

The investment in L.A. Gear, Inc. common stock is stated at fair market value as determined by the closing price on the New York Stock Exchange on the valuation date. The net change in the fair value of investments including realized and unrealized gains and losses is reflected in the accompanying Statement of Changes in Assets Available for Plan Benefits with Fund Information.

Participant loans are comprised of loans with interest rates ranging from 8% to 12% per annum with related terms ranging from 3 to 5 years.


NOTE 3 - INVESTMENTS:
--------------------

Participants direct the investment of their contributions into various funds administered by Wells Fargo Bank. All contributions are temporarily deposited in a sweep account prior to allocating the funds into the following investments:

Money Market Fund - This fund invests in a variety of money market instruments including: U.S. Government and agency obligations, bank obligations and short-term corporate debt instruments.

Asset Allocation Fund - This fund attempts to earn a high level of total investment return by allocating its investments among three asset classes - common stocks, U.S. Treasury bonds and money market instruments.

Bond Index Fund - This fund seeks the total rate of return of the U.S. market for issued and outstanding high grade corporate and U.S. Government bonds.

Growth Stock Fund - This fund seeks above-average capital appreciation by investing primarily in growth-oriented common stocks.

S&P 500 Stock Fund - This fund invests its assets primarily in the same stocks and in substantially the same percentages as the S&P 500 Composite Price Index.

L.A. Gear, Inc. Common Stock - All L.A. Gear, Inc. common stock is valued based upon the closing price on the New York Stock
Exchange as of the respective reporting date.

Activity in each investment alternative is summarized in the schedule on page F-7.

                                        L.A. GEAR, INC. EMPLOYEE STOCK SAVINGS PLAN

                                               STATEMENT OF CHANGES IN ASSETS
                                       AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                            FOR THE YEAR ENDED NOVEMBER 30, 1994

                                     Participant Directed                             Non-Participant Directed
                          ------------------------------------------------------ --------------------------------
                           Money        Asset      Bond       Growth    S&P 500  L. A. Gear,
                           Market     Allocation   Index      Stock      Stock   Inc. Common Participant  Sweep
                            Fund        Fund       Fund       Fund       Fund      Stock       Loans     Account     Total
                          ---------   ---------  ---------  ---------  --------- ---------   ---------   --------  -----------
Additions to assets
 attributed to:
  Contributions:
   Participants           $ 201,266   $ 404,128  $ 159,152  $ 368,379  $ 272,721   $ 5,377                         $ 1,411,023
   Employer/forfeitures                                                            434,586                (37,346)     397,240
   Rollovers                  1,223      24,764     17,042     13,682     12,965                                        69,676
                          ---------   ---------  ---------  ---------  --------- ---------   ---------   --------  -----------

                            202,489     428,892    176,194    382,061    285,686   439,963                (37,346)   1,877,939

  Investment income:
   Net (depreciation)
    appreciation in fair
    value of investments                (35,513)   (20,539)    24,830      5,299  (468,563)                           (494,486)
   Interest and dividend
    income                   14,548                                                             16,512      1,181       32,241
                          ---------   ---------  ---------  ---------  --------- ---------   ---------   --------  -----------

                             14,548     (35,513)   (20,539)    24,830      5,299  (468,563)     16,512      1,181     (462,245)

Transfers in                                        15,052                         128,153      61,881    205,086
                          ---------   ---------  ---------  ---------  --------- ---------   ---------   --------  -----------

   Total sources of
    assets                  217,037     393,379    155,655    421,943    290,985   (28,600)    144,665     25,716    1,620,780
                          ---------   ---------  ---------  ---------  --------- ---------   ---------   --------  -----------

Deductions from assets
 attributed to:
   Benefits paid to
    participants            189,583     159,217    128,988    143,142    182,862   116,300      56,223      4,607      980,922
   Administrative
    expenses                    557         697        475        597        501         8                             2,835
                          ---------   ---------  ---------  ---------  --------- ---------   ---------   --------  -----------

                            190,140     159,914    129,463    143,739    183,363   116,308      56,223      4,607      983,757

Transfers out                16,348      21,751     67,656                41,198    58,133                           205,086
                          ---------   ---------  ---------  ---------  --------- ---------   ---------   --------  -----------

  Total applications of
   assets                   206,488     181,665    197,119    143,739    224,561   174,441      56,223      4,607    1,188,843
                          ---------   ---------  ---------  ---------  --------- ---------   ---------   --------  -----------

Net increase
 (decrease)                  10,549     211,714    (41,464)   278,204     66,424  (203,041)     88,442     21,109      431,937

Assets available for benefits:
  Balance beginning of
   year                     410,356     782,031    542,685    644,668    691,136 1,088,085     142,720     27,091    4,328,772
                          ---------   ---------  ---------  ---------  --------- ---------   ---------   --------  -----------
  Balance end of year     $ 420,905   $ 993,745  $ 501,221  $ 922,872  $ 757,560 $ 885,044   $ 231,162   $ 48,200  $ 4,760,709
                          =========   =========  =========  =========  ========= =========   =========   ========  ===========

NOTE 4 - FEDERAL INCOME TAXES:

The Internal Revenue Service determined on January 17, 1989 that the Plan constitutes a qualified Plan under Sections 401(a), 401(k), and 4975(e) of the Internal Revenue Code and that the trust is exempt from income taxes under
Section 501(a) of the Code. A refiling for tax exempt status with the Internal Revenue Service is currently in process. However, the Company believes that the Plan will continue to maintain its tax exempt status.


NOTE 5 - SUBSEQUENT EVENTS:

Subsequent to the Plan year end, it was determined that the Plan had received excess contributions from certain highly compensated participants and thereby was not in compliance with the annual non-discrimination test for 1994. As allowed by the Code, the Plan remedied such non-compliance prior to July 31, 1995.

In November 1995, the Plan was amended to provide for the following:

[bullet]     Company matching contributions will be made on a bi-weekly basis to coincide with participant contributions. Prior to the amendment, all Company matching contributions were made at the end of the Plan year.

[bullet]     Participants may elect to have 50% of the Company matching contribution to be made in cash. Prior to the amendment, all Company matching contributions were made in L.A. Gear, Inc. common stock.

[bullet]     Participants may elect to contribute to the L.A. Gear Stock
Fund which invests in L.A. Gear, Inc. common stock. Prior to the amendment, participant contributions were limited to the Wells Fargo collective trust funds with only Company matching contributions invested in L.A. Gear, Inc. common stock.

The amendment to the Plan is effective for the Plan year beginning December 1, 1995.

The fair market value of the November 30, 1994 Plan investment in Company common stock decreased during the period from December 1, 1994 to November 13, 1995 by $309,122.

                                                  SCHEDULE I



                                L.A. GEAR, INC.
                         EMPLOYEE STOCK SAVINGS PLAN

                            ITEM 27A-FORM 5500:
                            INVESTMENTS HELD AT
                            NOVEMBER 30, 1994



                  Identity of Issuer, Borrower or Similar
Units               Party and Description of Investment         Cost      Fair Value
------   ------------------------------------------------  -----------   -----------
         Sweep Account                                        $ 48,200      $ 48,200
34,151   Collective Funds - Money Market Fund                  420,905       420,905
67,832   Collective Funds - Asset Allocation Fund            1,029,700       993,745
41,838   Collective Funds - Bond Index Fund                    512,526       501,221
75,091   Collective Funds - Growth Stock Fund                  915,435       922,872
46,734   Collective Funds - S&P 500 Stock Fund                 736,250       757,560
89,341   L.A. Gear, Inc. Common Stock                          798,709       487,804
         Participant loans (interest rates between 8%-12%)     231,162       231,162
                                                           -----------   -----------

                Total investments held                     $ 4,692,887   $ 4,363,469
                                                           ===========   ===========


                                                       SCHEDULE V


                                           L.A. GEAR, INC.
                                    EMPLOYEE STOCK SAVINGS PLAN


                                        ITEM 27D-FORM 5500
                       TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF
                         5% OF THE CURRENT VALUE OF PLAN ASSETS FOR THE
                                   YEAR ENDED NOVEMBER 30, 1994


Identity of Party         Description            Purchases                  Sales               Gain or
    Involved              of Assets         Number       Cost    Number     Cost    Proceeds     (loss)
    --------              ---------         ------       ----    ------     ----    --------     ------

Money Market Fund      Participating units    47     $ 258,554     82    $ 254,627  $ 254,627

Asset Allocation Fund  Participating units    65       505,419     73      250,251    242,658   $ (7,593)

Growth Stock Fund      Participating units    64       440,641     66      176,278    172,756     (3,522)

S&P 500 Stock Fund     Participating units    58       308,136     76      229,209    237,235      8,026

L.A. Gear, Inc.*       Common stock            6       461,552     60      214,288    167,408    (46,880)

*Party in interest.
